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                                                                   Exhibit 4.6


                        MODIFICATION OF COVERTIBLE NOTE

     This Modification of Convertible Note ("Modification") modifies certain terms of that certain Convertible Note of American TeleSource International, Inc., a Texas corporation, dated March 17, 1997, in the principal amount of $___________, payable to ________________(the "Note"). Capitalized terms used in this Modification have the meanings assigned to them in the Note.

     For good and valuable consideration, Payee agrees as follows:

     1. Accrued interest on the unpaid principal amount of the Note shall not be due and payable until the Maturity Date (subject to prepayment as provided in Section 2 of the Note).

     2. Payee represents to Maker that Payee has not transferred the Note or any interest in the Note to any other person and that this Modification is binding upon Payee and Payee's successors and assigns.

     3.   The Note, as modified, is in full force and effect.

     4. This Modification is made pursuant to Section 5 of the Note. Subject to the agreement of the holders of at least 80% of the aggregate unpaid principal amounts of the Convertible Notes outstanding, accrued interest on the unpaid principal amount of each Convertible Note, whether or not the holder thereof consented to such modification, shall not be due and payable until the Maturity Date (subject to prepayment as provided in Section 2 of the Convertible Note).


     This Modification has been signed as of ________________, 1997, by the Payee named below.


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[Name of Holder--natural person]


[Name of Holder--corporation]

By:
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Name:
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Title:
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